UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2024

Commission File No. 001-39224

TFI INTERNATIONAL INC.

(Translation of registrant’s name into English)

8801 Trans-Canada Highway, Suite 500

Saint-Laurent, Québec

H4S 1Z6 Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

On July 25, 2024, TFI International Inc. (the “registrant”) furnished to the Securities and Exchange Commission (the “SEC”) a Report of Foreign Private Issuer on Form 6-K, Commission File No. 001-39224 (the “Original Filing”). Due to an error in the submission mechanics, Exhibit 99.3 (Interim Financial Statements for the period ended June 30, 2024) to the Original Filing inadvertently omitted footnotes (a) and (b) from Note 4 (Segment reporting). The registrant is furnishing this Amendment No. 1 to the Original Filing solely for the purpose of replacing Exhibit 99.3 and resubmitting the associated CEO and CFO Certifications (Exhibits 99.4 and 99.5).

Except as set forth above, the registrant has not modified or updated disclosures presented in the Original Filing to reflect events or developments that have occurred after the date of the Original Filing. Among other things, forward-looking statements made in the Original Filing have not been revised to reflect events, results or developments that have occurred or facts that have become known to the registrant after the Original Filing (other than as discussed above), and such forward-looking statements should be read in their historical context. Accordingly, this Amendment No. 1 should be read in conjunction with the Original Filing and the Registrant’s other filings made with the SEC subsequent to the filing of the Original Filing.

EXHIBIT INDEX

EXHIBIT NUMBER		EXHIBIT DESCRIPTION

99.1*		News Release
99.2*		Management Discussion & Analysis for period ended June 30, 2024
99.3**		Interim Financial Statements for period ended June 30, 2024
99.4**		CEO Certification
99.5**		CFO Certification

	*	Previously furnished as exhibits to the Original Filing.
	**	Furnished herewith

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TFI International Inc.

Date: July 26, 2024	By:	/s/ Josiane M. Langlois
Name: Josiane M. Langlois
Title: Vice-President, Legal Affairs & Corporate Secretary